February 12, 2019

Jean-Fran ois Mouney
Chief Executive Officer
Genfit S.A.
Parc Eurasant
885, avenue Eug ne Avin e
59120 Loos, France

       Re: Genfit S.A.
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted February 11, 2019
           CIK No. 0001757064

Dear Mr. Mouney:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
February 4, 2019 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Business
Intellectual Property, page 128

1. Please disclose the material terms of your license agreement with LabCorp, if material to your business.
Description of American Depositary Share
Jury Trial Waiver, page 206

2. We note your disclosure that ADS holders waive their right to trial by jury in any legal
 Jean-Fran ois Mouney
Genfit S.A.
February 12, 2019
Page 2
         proceeding arising out of or relating to your ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. Please provide a risk factor regarding the impact of this provision of the deposit agreement on the rights of the ADS holders. In addition, address potential enforceability issues, and clarify by agreeing to the provision, investors will not be deemed to have waived the company's or the depositary's compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.
Exhibits
Exhibits and Financial Statements Schedules
Exhibit 3.1, page II-2

3. We note that your articles of association includes an exclusive forum provision. Please disclose the provision in your prospectus. Please also disclose whether this provision applies to actions arising under the federal securities laws. If this provision applies to actions arising under the federal securities laws, please revise your prospectus to state that it is uncertain whether a court would enforce the provision.
        You may contact Vanessa Robertson at 202-551-3649 or Lisa Vanjoske at 202-551-
3614 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071
with any other questions.



FirstName LastNameJean-Fran ois Mouney                          Sincerely,
Comapany NameGenfit S.A.
                                                                Division of
Corporation Finance
February 12, 2019 Page 2                                        Office of
Healthcare & Insurance
FirstName LastName